

10030815

UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION RECEIVED MAR 31 2010 WASHINGTON, DC

CM

SEC FILE NUMBER
8-3~~0041~~ 68288

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR AS OF 12/31/09
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

EPIC TRADING, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10059 Lincoln Highway
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Kevin J. Galassini — (816) 806-0815
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Kevin Galassini**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **EPIC TRADING, INC.** as of **December 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Kevin Galassini
Signature

President
Title

Subscribed and sworn to before me this

30th day of March, 2010


"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/

Notary Public

*This report** contains (check all applicable boxes)*

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
EPIC Trading, Inc.

We have audited the accompanying statement of financial condition of EPIC Trading, Inc. (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of EPIC Trading, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
March 30, 2010

EPIC TRADING, INC.

Statement of Financial Condition

December 31, 2009

ASSETS

Cash	$ 9,980
Receivable from broker-dealers	14,633,947
Other assets	10,000
	$ 14,653,927

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Subordinated Loans	$ 14,649,500
Interest payable	147,450
	14,796,950
Stockholder's equity:	
Common stock, $100; 100 shares authorized; 100 shares issued and outstanding	10,000
Additional paid-in capital	40,500
Retained deficit	(193,523)
	(143,023)
	$ 14,653,927

See accompanying notes.

1. Organization and Business

EPIC Trading, Inc. (the "Company") was incorporated in the State of Illinois on June 1, 2009, and commenced trading activities in December 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange. The Company engages primarily in the proprietary trading of exchange-traded equity securities and equity and index options contracts.

2. Summary of Significant Accounting Policies

Securities Valuation and Revenue Recognition
Securities transactions and related commissions and expenses are recorded on a settlement date basis as security transactions occur.

Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Statement of Financial Accounting Standards No. 157.

Income Taxes
The Company provides for taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected futures tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities, and assets are recognized based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Agreements and Contingencies

The Company is responsible for any loss, liability, damage, cost, or expense incurred or sustained by the clearing broker as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

4. Fair Value Disclosure

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair

4. Fair Value Disclosure, Continued

value into three broad levels:

Level 1 Inputs Quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs Other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs Unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

At December 31, 2009, the Company held no Level 1, 2, or 3 investments.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2009, the Company had net capital and net capital requirements of $14,496,477 and $100,000, respectively.

6. Liabilities Subordinated to Claims of General Creditors

As of December 31, 2009, liabilities subordinated to claims of general creditors totaled $14,649,500 and consisted of the following:

Lender	Effective Date	Amount	Maturity Date	Interest Rate
Shareholder	06/12/09	$ 13,917,500	07/02/10	3%
Shareholder	06/12/09	732,000	07/02/10	3%

The subordinated borrowing is covered by an agreement approved by the Chicago Board Options Exchange and is thus available in computing net capital under Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

7. Uncertainty – Going Concern

The Company's shareholders have made subordinated loans totaling $14,649,500 (See Note 6). Management expects to continue business activities and believes that shareholders will contribute additional capital to fund such activities.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **EPIC Trading, Inc.** as of **December 31, 2009**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)				$ (143,023)	[3480]
2.	Deduct: Ownership equity not allowable for net capital					[3490]
3.	Total ownership equity qualified for net capital				$ (143,023)	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				14,649,500	[3520]
	B. Other (deductions) or allowable subordinated liabilities					[3525]
5.	Total capital and allowable subordinated liabilities				$ 14,506,477	[3530]
6.	Deductions and/or charges:					
	A. Non-allowable asset from Statement of Financial Condition (Note B and C) (See detail below)		$ 10,000	[3540]		
	1. Additional charges for customers' and non-customers' security accounts			[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts			[3560]		
	B. Aged fail-to-deliver			[3570]		
	1. Number of items	[3450]				
	C. Aged short security differences- less reserved of	[3460]		[3580]		
	1. Number of items	[3470]				
	D. Secured demand note deficiency			[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges			[3600]		
	F. Other deductions and/or charges			[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)			[3615]		
	H. Total deduction and/or charges				$ (10,000)	[3620]
7.	Other additions and/or allowable credits (List)					[3630]
8.	Net Capital before haircuts on securities positions				$ 14,496,477	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):					
	A. Contractual securities commitments			[3660]		
	B. Subordinated securities borrowings			[3670]		
	C. Trading and Investment securities					
	1. Bankers' acceptance, certificates of deposit, and commercial paper			[3680]		
	2. U.S. and Canadian government obligations			[3690]		
	3. State and municipal government obligations			[3700]		
	4. Corporate obligations			[3710]		
	5. Stocks and warrants			[3720]		
	6. Options			[3730]		
	7. Arbitrage			[3732]		
	8. Other securities			[3734]		
	D. Undue concentration			[3650]		
	E. Other (List)			[3736]	$ -	[3740]
10.	Net Capital				$ 14,496,477 OMIT PENNIES	[3750]

Non-Allowable Assets (line 6.A):

Other asset	$ 10,000
	$ 10,000

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **EPIC Trading, Inc.** as of **December 31, 2009**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$ 9,830	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)			$ 100,000	[3760]
14.	Excess net capital (line 10 less 13)			$ 14,396,477	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$ 14,481,732	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 147,450	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]	-	[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			-	[3838]
19.	Total aggregate indebtedness			$ 147,450	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			1.02%	[3850]
21.	Percentage of aggregate indebtedness to net capital _after_ anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)			100.99%	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)	14,496,477	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, _after_ anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000		[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of Companys in exchanges contributed for use of company (contra to item 1740) and Members securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.



RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL**

To the Stockholder of
EPIC Trading, Inc.

In planning and performing our audit of the statement of financial condition of EPIC Trading, Inc. (the "Company") as of December 31, 2009, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Chicago Board Options Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
March 30, 2010

EPIC TRADING, INC.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2009
AVAILABLE FOR PUBLIC INSPECTION